November 5, 2004

Mr. Jeffrey Riedler, Esq. Mail Stop 3-09
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.D. 20548

Re:      GeneThera, Inc.
         Comment Letter
         File No. 333-118937


Dear Mr. Riedler,

Thank you for the second comment letter sent by your department on November 1, 2004. We have attempted to address all the comments in a comprehensive manner. We are sending three bound "marked" copies of the amended filing and three "clean" copies that we hope will facilitate your review. This letter will attempt to key our responses to your comments.

Form SB-2

General

1. In your response letter, please state our comment and then explain each change that has been made in response to a comment. In addition, you should also reference each page number in which disclosure has been revised in response to a comment so that we can easily place your revised disclosure in its proper context. Acknowledged.

2. We note the statement located on the top of your registration statement cover page providing that you filed the document on September 10, 2004. This statement contains an incorrect date. In your next amendment, please include the actual date you file the amended registration statement. Acknowledged and changed to November 5, 2004 where applicable.

3. Please revise your document to provide the interim financial information in accordance with Item 310(g) of Regulation S-B. The information for the quarter ended June 30, 2004 has been inserted in the Financial information section starting at page F-1. This quarter is the latest one filed by the Company.

Cover Page

4. Please provide the information requested by Item 501 (a)(9)(iv) of Regulation S-B. We read Item 501 (a)(9)(iv) of Regulation S-B to apply to an offer of securities to the public. It details per share sale information as well as a minimum/maximum offering. It also requires a clear presentation of this information. We added this language to the cover page to address the comment. "The stockholders named under the caption "Selling Stockholders" may from time to time offer and sell up to 4,249,236 shares of common stock. The shares may be sold in transactions occurring either on or off the Over the Counter Bulletin Board at prevailing market prices or at negotiated prices. Sales may be made through brokers or through dealers, who are expected to receive customary commissions or discounts. We will receive no proceeds from the sale of shares sold by selling stockholders under this prospectus.

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Risk Factors

5. We note your response to Comment 10. Your Note 15 indicates that you are in default on notes payable in the amount of $116,405, including accrued interest. Please add a separate risk factor disclosing the risk and consequences of such default. In your discussion, please disclose the holders of such notes payables, and if you expect such parties to commence legal action. In the alternative, advise us as to why you do not believe a risk factor is necessary. As indicated previously, the amount of $116,405 was adjusted in the restatement of our 1st quarter 2004 financial statements and reduced to $44,517. This is the amount on our 2nd quarter financial statement. Our 3rd quarter statement will reverse this entry as we have determined the notes to have been cancelled in past years but not reflected on our financials. We don't feel a risk factor is necessary as there is no risk of legal action.

6. We note your response to comments 14 and 22 and reissue the comments in part. Please revise your risk factor to succinctly state in your subheadings the riskd that result from the facts or uncertainties. We have attempted to further describe the risks in the subheadings. On page 3 "CURRENT LITIGATION INVOLVING THE COMPANY COULD RESULT IN ADDITIONAL EXPENSES TO THE COMPANY NOT OTHERWISE PROVIDED FOR IN IT'S FINANCIAL STATEMENTS AND LIMIT OUR ABILITY TO OPERATE THE COMPANY IN THE FUTURE", "WE ARE CONTROLLED BY OUR OFFICERS, DIRECTORS, AND PRINCIPAL SHAREHOLDERS THEREBY LIMITING A SHAREHOLDERS ABILITY TO VOTE FOR NEW DIRECTORS AND OFFICERS AT SUBSEQUENT ELECTIONS", OUR BYLAWS PROVIDE FINAL AUTHORITY TO OUR CHAIRMAN THEREBY EFFECTIVELY PREVENTING A CHANGE IN CONTROL OF MANAGEMENT AND LIMITING A SHAREHOLDER'S ABILITY TO VOTE FOR NEW MANAGEMENT.

"We may not obtain the necessary regulatory approvals to commercialize our...", ..page 3

7. We note your response to comment 18 and reissue the comment. It is still unclear from your revised disclosure whether you have any applications before the USDA or other approvals for your key products. Please revise this risk factor accordingly. To the extent you have no such applications, please so state. In addition, in your Business section please disclose the stage of the approval and the amount you have spent on research and development for the particular project. Please briefly describe whether you have any applications before the USDA or other approvals for your key products, the stage of the approvals of your products in process, and the amount you have spent on research and development. Page 3- Currently, we have no pending applications before the USDA or other agencies for approval. Page 16- We have spent approximately 5 million dollars since inception on research and development of all past and current tests.

"We are controlled by our officers, directors and principal shareholders," page
7

8. We note your response to comment 13 and reissue the comment. We note that you have revised this factor to include some discussion about a bylaw provision that could prevent a change in control in management. However, each risk factor should discuss only one risk factor and the consequences that stem from it. In this risk factor, you discuss two separate risk factors: one associated with the fact thatmanagement controls 64% of the common stock, and the other associated with a bylaw provision that may prevent a control in management. Please revise your risk factor so that each risk factor is discussed separately. Page 7- "WE ARE CONTROLLED BY OUR OFFICERS, DIRECTORS, AND PRINCIPAL SHAREHOLDERS THEREBY LIMITING A SHAREHOLDERS ABILITY TO VOTE FOR NEW DIRECTORS AND OFFICERS AT SUBSEQUENT ELECTIONS", "OUR BYLAWS PROVIDE FINAL AUTHORITY TO OUR CHAIRMAN THEREBY EFFECTIVELY PREVENTING A CHANGE IN CONTROL OF MANAGEMENT AND LIMITING A SHAREHOLDER'S ABILITY TO VOTE FOR NEW MANAGEMENT."

9. In addition, in your revised risk factor discussing the risks and consequences of bylaws or charter provisions that may prevent a change in control, please disclose applicable charter provision. ADDED ON PAGE 7- "The chairman of the board of directors shall have the final authority to approves and ratify all the decisions and resolutions adopted by the board of directors. He may exercise power of veto on any decision adopted by the board of directors."

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"You may experience dilution in your ownership of shares of common stock" page 7

10.We note your response to comment 22. please revise to indicate that $1.50 per share is a price as of a recent date. On Page 7- ". If all of those shares are sold at $1.50 per share, the price of the shares as of October 22, 2004,"

11.We note your response to comment 23 and reissue in part. Please revise to disclose at what price the shares will be sold to potential purchasers. On Page 7- ". The shares may be sold to potential purchasers at a price equal to a 20% discount to the current market price of the shares at the date the underlying Registration Statement for the shares is deemed effective by the Securities and Exchange Commission."

12. We note that the revised disclosure you added to this risk factor includeds virtually the same language you have provided in your dilution section. Please revise this risk factor to eliminate the redundancy. Eliminated on Page 7.

Convertible Notes, page 10

13. We note your response to comment 34 and reissue in part. It does not appear that you have provided the expiration dates for the notes issued between May 17, 2003 and September 19, 2003. Please revise to disclose this information. Between May 17, 2003 and September 19, 2003, we issued convertible promissory notes bearing interest at the rate of 8% per annum in the aggregate principal amount of $215,000 to L&B Charitable Trust, Edward and Mary Coyne, Edward B. Coyne, Christopher Ferry, Dimitrios I. Gountis, George Mastrokostas, Nikolaos Tripodis, Melvin Wentz, William Rozakis, Tom and Sunny Garrett, and Michael Mueller due 180 days after issuance.

14. In addition, we note your disclosure in the second paragraph of this section where you state that the notes issued to Fidra Holdings was due 180 days after issuance. It is unclear what you mean by this. Does this mean the notes have expired and are due immediately and may be in default? Please advise us or revise your disclosure to clarify. This note was due 180 days after the date of issuance of the note. This note was assigned to the Regency Group by the note holder for full consideration. It is no longer a liability of the Company. This note was assigned to The Regency Group on October 13, 2004 and converted into 100,000 shares. The Company will increase Paid in Capital in the quarter of conversion to reflect the transaction.

15. We note response to comment 36 and reissue in part. Please explain why you issued a note for $120,000 if you only raised $36,900 under the note, In addition, please disclose the material terms of this settlement agreement, including the number of shares that still may be converted, if any. Please also disclose the value of the 80,000 shares converted by Mr. Taggart. Mr. Taggart was supposed to contribute up to $120,000 under the terms of the note. He was unable to contribute any more than $36,900. The remaining $83,100 was cancelled and the note executed for $36,900. On page 10- "On January 12, 2003,we issued a convertible promissory note bearing interest at the rate of 8% per annum in the principal amount of $120,000 to John Taggart. The holder of the note is entitled to convert the principal amount of the note at the rate of $0.50 per share. An aggregate amount of $36,900 was raised under this note and the remaining $83,100 was cancelled under the note and recast as a $36,900 note with a maturity date of 180 days after issuance. As of June 30, 2004, the note has been converted into 80,000 shares per a settlement agreement entered into with Mr. Taggart on October 1, 2003. This is the total amount of shares available for conversion by Mr. Taggart. The value of the shares at time of conversion was $60,000. The agreement is attached as an exhibit.


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R&D Services, page 12

16. We note your response to comment 37 and reissue the comment in part. Please explain what the Molecular Biology Potential Agreement Structure. In addition, please expand your description to better explain the activities that take place in Steps III through V. "Molecular Biology Potential Agreement Structure" means the different stages or options available to a potential customer interested in developing a gene/protein expression system for research purposes.

Stage III
Assay for the protein stability and activity:
Protein activity is determined by testing the recombinant protein using a specific stabilizing buffer. The recombinant protein is tested against a substrate. The substrate is the target protein that is deactivated by the recombinant protein.

Stage IV
Quantitation of protein yield per each cell line used for protein expression. Each type of cell line responds differently to each recombinant protein. Therefore, various cell lines that express each recombinant protein is tested to determine the recombinant protein yield. Cell lines that express the highest quantity of a specific recombinant protein are then used for large-scale recombinant protein production.

Stage V
Experimental animal model development for determination of proper biological active concentration and stability and determination of proper storage. A typical animal model is a mouse model. Mice are divided into 2 groups: 1) normal control and 2) mice injected with different concentrations of recombinant protein. The biological activity is determined by immunological assays such as an ELISA test or Western blot analysis.

Integrated Technology Platform (ITP) page 14

17. Please briefly describe what spongiform encephalopathy and Johnnes's disease are. Transmissible Spongiform Encephalopathies (TSE) is a group of invariably fatal neurodegenerative diseases that include Scrapie in sheep, Bovine Spongiform Encephalopathy (BSE) in cattle, Chronic Wasting Disease (CWD) in elk and deer, and Kuru Disease and variant Creutzfeld-Jacob disease( vGCD) in humans. The pathological effects of the disease occur predominantly in the CNS (central nervous system) where the predominant hallmark is accumulation of an abnormally folded isoform of the prion protein (PrPsc). Johnne's disease is a chronic debilitating infectious disease of ruminants, characterized by weight loss and, particularly in cattle, by profuse diarrhea. The casual agent is a bacterium, Mycobacterium avium subspecies paratubercolosis. Infected animals may show no sign of the disease until years after the initial infection. Johnne's is a slow, progressive disease with worldwide distribution.

Gea System, page 14

18. We note your response to comment 40 and reissue the comment in part. Please disclose the approximate amount of time required to develop this vaccine. ITP is the assembly of GEA TM and PURIVAX TM rAD and rAAV systems. This integrated technology platform yields fast-track vaccine development. Leveraging its ITP, GeneThera believes that it can develop a prototype vaccine within 4 to 6 months versus the current standard of 18 to 24.

19. We note your disclosure that the GEA is to be used solely for your lab. Please indicate if you intend to market this product for commercial sale. GEA is a gene expression system to be used solely in our laboratory and will not be marketed for commercial sale.

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20. Please explain what fluorgenic polymerase chain reaction is. Fluorogenic PCR
(F-PCR) is a 5' nuclease assay based on a sequence specific hybridization between a nucleic acid target and a fluorogenic probe complementary to the target sequence. The probe consists of an oligonucleotide with a reporter and quencher dye attached. Due to the unique design of the fluorogenic probe the 5'-3' nuclease activity of the Taq Polymerase allows direct detection of PCR products by the release of the fluorogenic reporter during PCR. The reporter and the quencher dye are linked to the 5' and 3' end of the probe. A fluorescent reporter dye such as FAM (6-carboxyfluorescein) is covalently linked to the 5' end of the oligonucleotide. Each of the reporters is quenched by TAMRA (carboxytetramethylrhodamine) attached via linker arm that is typically located at the 3' end of the probe. When the probe is intact, the proximity of the reporter dye to the quencher dye results in a suppression of the reporter fluorescence. During PCR, if the target of interest is present, the probe specifically anneals between the forward and the reverse primer site. The nuclease activity of the Taq DNA Polymerase cleaves the probe between the reporter and the quencher only if the region hybridizes to the target. The Taq Polymerase does not cleave free probe. After cleavage, the shortened probe dissociates from the target and the polymerization of the strand continues. This process occurs in every cycle and does not interfere with the exponential accumulation of the product. The cleavage of the oligonucleotide between the reporter and the quencher dye results in an increase of fluorescence of the reporter that is directly proportional to the amount of the product accumulated. The specificity of this 5' nuclease assay results from the requirement of sequence complementary between probe and template in order for cleavage to occur. Thus the fluorogenic signal is generated only if the target sequence of the probe is generated by PCR. No signal is generated by non-specific amplification.

21. Please also indicate if you anticipate obtaining the specific lab equipment needed to develop this vaccine. To perform GEA, specific laboratory equipment is needed. . This involves some substantial initial costs to set up the laboratory operations. We currently have all the equipment necessary to further development.

22. In addition, please provide us with third party documentation supporting your claim the use of F-PCR represents a great advantage over other available systems because of its greater sensitivity, speed and accuracy. The following citations are representative of the advantages of F-PCR:

A. REAL TIME QUANTITATIVE PCR.

HEID CA, STEVENS J, LIVAK KJ, WILLIAMS PM.

BioAnalytical Technology Department, Genentech, Inc., South San Francisco, California 94080, USA.

We have developed a novel "real time" quantitative PCR method. The method measures PCR product accumulation through a dual-labeled fluorogenic probe (i.e., TaqMan Probe). This method provides very accurate and reproducible quantitation of gene copies. Unlike other quantitative PCR methods, real-time PCR does not require post-PCR sample handling, preventing potential PCR product carry-over contamination and resulting in much faster and higher throughput assays. The real-time PCR method has a very large dynamic range of starting target molecule determination (at least five orders of magnitude). Real-time quantitative PCR is extremely accurate and less labor-intensive than current quantitative PCR methods.

B. NOVEL 5' EXONUCLEASE-BASED REAL-TIME PCR ASSAY FOR THE DETECTION OF T(14;18)(Q32;Q21) IN PATIENTS WITH FOLLICULAR LYMPHOMA

RAJYALAKSHMI LUTHRA* , J. ADELIA MCBRIDE* , FERNANDO CABANILLAS AND ANDREAS SARRIS From the Departments of Pathology* and Hematology, The University of Texas M.D. Anderson Cancer Center, Houston, Texas

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The exonuclease-based real-time polymerase chain reaction (PCR) exploits 5'3'
exonuclease activity of Taq polymerase and measures PCR product accumulation as the reaction proceeds through a dual-labeled fluorogenic probe. The utility of this exonuclease-based PCR assay as a rapid alternative to conventional PCR for follicular lymphoma-associated t(14;18)(q32;q21) was evaluated in this study. The specificity of the assay for t(14;18) involving bcl-2 and immunoglobulin heavy-chain joining region (JH) genes was assessed by analyzing DNA from 53 patients (38 B-cell non-Hodgkin's lymphomas and 15 nonneoplastic proliferations) and correlating the exonuclease PCR data with conventional PCR results. bcl-2/JH fusion sequences were detected by exonuclease-based PCR in 24 of 25 cases shown to be bcl-2 rearranged by conventional PCR. Fusion sequences were not detected in patients who were negative by conventional PCR. The overall concordance between the two assays was 98% (52 of 53 cases concordant positive or negative). In a serial dilution study using t(14;18)-positive cell line DNA, exonuclease-based PCR detected fusion sequences at DNA concentrations of 5 pg, equivalent to 0.6 to 0.8 genomes per reaction. Thus, this study demonstrated that exonuclease-based PCR for t(14;18) is both specific and highly sensitive. The elimination of the post-PCR amplicon detection steps and the ability to quantitate the input target DNA sequences make this assay ideal for routine diagnostics and monitoring minimal residual disease.

Business, Page 16

Overview, page 16

23. We note your response to comment 46 and reissue in part. Please disclose the specific assets you acquired in the reverse acquisition of GeneThera. In addition, please disclose the total consideration you paid for the acquisition. GeneThera received all the assets of GeneThera Colorado including all laboratory equipment, laboratory supplies, research and development, processes, and intellectual property. A total of ten million shares were issued as consideration for the sale of the private corporation.

24. We note your response to comment 47 and reissue in part. For each of the products you have described in this Business section, please disclose the status of any regulatory or clinical trials; the estimated amounts required to complete development, testing and regulatory approval process; and when you anticipate commencement of the marketing efforts. To the extent you are unable to provide the information requested, please so indicate and the reasons why. On Page 16-We are not currently in any regulatory or clinical trials for any of the tests we have developed to date. Development of the CWD test and the Mad Cow test is completed and will require only minimal costs of development going forward. Estimated costs to do a clinical trial for each of these is minimal as we are currently in negotiation with strategic testing partners that will absorb these costs.

25. We note your disclosure that you sent a detailed proposal to the USDA in order to validate your live blood test for Mad Cow disease. Please disclose when you sent the proposal. Please also indicate when you received the preliminary response from the USDA. In addition, please provide us with a copy of the letter indicating that the USDA would cooperate with you to validate your test and vaccine. We received oral indication from the Director of National Veterinary Services that the USDA would cooperate with us to validate our test and vaccine on January 6, 2004. Per his request, we sent a detailed proposal on January 7, 2004 to the USDA in order to validate our live blood test for Mad Cow disease and Chronic Wasting disease as well as our currently under development vaccine for these diseases. We received no further response to our proposal.

26. We note your statement that the USDA has denied you the opportunity to work along side them in order to validate your live blood test for Mad Cow disease and Chronic Wasting disease. Please explain why they are denying you this opportunity. The USDA has since denied us the opportunity to work along side them in order to validate our live blood test for Mad Cow disease and Chronic Wasting disease without giving us any reason. Our opinion is that Mad Cow disease is a highly politically charged issue that is being diminished by special interest groups that may not want to see better and more effective testing of cattle. Cattle is currently a 100 billion dollar a year industry in the United States. New testing procedures may lead to more positive cases being reported, thereby causing a possible decrease in the sale of cattle.

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Legal Matters, page 19

27. We note your response to comment 51 and reissue the comment. Please include a description of the facts underlying each of the proceedings described in this section. On or about July 23, 2004, Sisu Media sued the company for breach of an alleged contract for website services for which the plaintiff seeks compensatory damages equal to the contract price or the reasonable value of services it claims to have performed. Plaintiff seeks approximately $60,000.00 plus the value of 14,706 shares of common stock in the company, plus costs, interest, attorney's fees in amounts to be determined at trial. The company believes that the plaintiff's claims have no merit and will defend the claims. The company has filed its answer denying the claims and has asserted a counterclaim that Sisu Media aided and abetted a breach of fiduciary duty by a third party, Gary Langstaff, with damages to be determined at trial. Trial has not yet been scheduled.

On or about August 5, 2004, Gary Langstaff, Nick Wollner and Springloose.com, LLC sued the company to gain access to corporate records and seeking an accounting, a declaratory judgment determining their status as shareholders, and alleging unpaid wages owed to Mr. Langstaff and Mr. Wollner as employees in the amounts of $60,000.00 and $18,000.00 respectively, plus costs, interest, expert fees and attorney's fees in amounts to be determined at trial. The company has not yet filed its response to the complaint, however, the company believes the claims have no merit and will defend the claims, and assert appropriate counterclaims where necessary.

28. In addition, please disclose the material facts of the settlement you reached as of October 13, 2004, including the amount. In addition, to the extent the settlement agreement is material to you, please file it as an exhibit to this registration statement. The settlement agreement was executed under a confidentiality provision stating neither party would disclose the terms. It is not material to the Company at all and will not cost the Company any funds.

Compensation of Directors and Executive Officers, page 21

29. We note your response to comment 55 and reissue the comment. Please indicate if Tannya Irizarry's employment agreement has a renewable term beyond the initial period? In addition, please describe the specific non-disclosure and non-competition obligations that both executive officers are subject to under their respective employment agreements. Ms. Irizarry's agreement is renewable by mutual agreement on a yearly basis. Both Dr. Milici and Ms. Irizarry are subject to the following non-disclosure and non-competition obligations:

Confidentiality.

            (a) Employee acknowledges he will have access to operating, financial and other information of Employer and customers of the Employer including, without limitation, procedures, business strategies, and prospects and opportunities, techniques, methods and information about, or received by it, from its customers and that divulgence will irreparably harm the Employer ("Confidential Information"). Employee also acknowledges that the foregoing provides Employer with a competitive advantage (or that could be used to the disadvantage of the Employer by a competitor). Employee also acknowledges the interest of the Employer in maintaining the confidentiality of such information and Employee shall not, nor any person acting on behalf of Employee, divulge, disclose or make known in any way or use for the individual benefit of Employee or others any of such Confidential Information. The foregoing is not applicable to such of the Confidential Information that is established by Employee to be in the public domain otherwise than as a result of its unauthorized disclosure by Employee or any other person.

            (b) The customers of the Employer entrust the Employer with responsibility for their business in the expectation that the Employer will hold all such matters, including in some cases the fact that they are doing business with the Employer and the specific transactions in which they are engaged, in the strictest confidence ("Customer Confidences"). Employee covenants that after the termination of his employment with the Employer, he will hold all Customer Confidences in a fiduciary capacity and will not directly or indirectly disclose or use such information.


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            (c) Employee hereby assigns to the Employer his entire right, title and interest in any idea, concept, technique, invention and related documentation, other works of authorship, and the like (all hereinafter called "Developments") made, conceived, written, or otherwise created solely by him while in the employment of the employer or jointly with others, while in the employment of the employer, whether or not such Developments are patentable, subject to copyright protection or susceptible to any other form of protection which relate to the actual business or research or development of the Employer. Employee, after the termination of its employment with Employer, shall return to the Employer (and shall not retain any copies or excerpts therefrom) all documents, notes, analyses or compilations, including all copies thereof, and all other property relating to the Employer ("Employer Documents") including, but not limited to, documents generated by Employee pursuant to his relation with the Employer.

            (d) Employee acknowledges that the Employer has a compelling business interest in preventing unfair competition stemming from the use or disclosure of Customer Confidences and Confidential Information in the event that, after any termination on the post- employment activities of Employee, Employee goes to work or becomes affiliated with a competitor of the Employer.

            (e) Employee further acknowledges that all customers he services or dealt with while employed with the Employer are customers of the Employer and not Employee's personally. Employee also acknowledges that, by virtue of his employment with the Employer, Employee has gained or will gain knowledge of the identity, characteristics and preferences of the customers of the Employer, and that Employee will not use such Customer Confidences and Confidential Information at any time.

      9. Covenants Not to Compete or Solicit.

            (a) The Employee undertakes that during the term of this Agreement and for 24 months thereafter, he will not, directly or indirectly (whether as sole proprietor, partner, stockholder, director, officer, employee or in any other capacity as principal or agent) compete with, or participate in any business that competes with, the Employer; provided that the Employee may invest in (i) the securities of any business or enterprise (but without otherwise participating in the activities of such business or enterprise) which are listed on a national or regional securities exchange or traded in the over-the-counter market, and (ii) equity interests of the Employer, of any member thereof.

            (b) The Employee undertakes that during the term of this Agreement and for a period of 24 months thereafter he will not, directly or indirectly (whether as a sole proprietor, partner, stockholder, director, officer, employee or in any other capacity as principal or agent), do any of the following:

                  (i) hire, or attempt to hire for employment, any person who is an employee of the Employer on the date of such termination of employment, or attempt to influence any such person to terminate his employment by the Employer; or

                  (ii) in any other manner interfere with, disrupt or attempt to disrupt the relationship, contractual or otherwise, between the Employer and any of its employees, or disparage the business or reputation of the Employer to any such person.

            (c) The Employee undertakes that during the term of this Agreement and for 12 months thereafter he will not, directly or indirectly (whether as a sole proprietor, partner, stockholder, director, officer, employee or in any other capacity as principal or agent), do any of the following:

                  (i) solicit, service or accept any actual or prospective accounts, clients or customers of the Employer during the period of the Employee's employment by the Employer;

                  (ii) influence or attempt to influence any of the accounts, customers or clients referred to in Subsection 9(c)(i) to transfer their business or patronage from the Employer to any other person or company engaged in a similar business;

                  (iii) directly assist any person or company soliciting, servicing or accepting any of the accounts, customers or clients referred to in Subsection 9(c)(i); or

                  (iv) in any other manner directly interfere with, disrupt or attempt to disrupt the relationship, contractual or otherwise, between the Employer and any of its accounts, customers or clients referred to in Subsection 9(d)(i), or any other person, or disparage the business or reputation of the Employer to any such person.

            (d) The Employer undertakes that during the term of this Agreement and for a period of 60 months thereafter he will not, directly or indirectly, disparage the business or reputation of the Employee to any accounts, customers or clients referred to in Subsection 9(c)(i), or any other person.

Certain Relationships and related Transactions, page 22

30. We note your response to comment 61 and reissue the comment in part. For each transaction described, please describe if the terms you received in the transactions were on as terms as favorable as could have been obtained from unaffiliated third parties. Acknowledged and added on page 22.

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Selling Shareholders, page 25

     31. Please revise this table to disclose what the asterisk beside each name means. In that regard, we note your revised disclosure in the Convertible Notes section of the Management's Discussion and Analysis section of your document. Revised on page 26- "* (denotes those selling shareholders that participated in the 2 separate convertible notes between October 2003 and February 2004."

     32. We note your response to comment 62 and reissue the comment. Please revise to disclose the natural person having voting and dispositive rights over the shares held by The Regency Group, and L&B Charitable. Revised on Page 25, The Regency Group- Aaron Lamkin, Managing Director, L&B Charitable- Lee Kunz, Trustee.

     33. We note the language contained in the bullet points included in the last paragraph of this section. Please revise your disclosure to indicate the bullet point that applies to each selling shareholder separately. Revised the table on pages 25-26 and added the following key to the symbols:

     #= Certain investors who invested in our private placements of convertible promissory notes and who have converted the principal of those notes to an aggregate of 1,617,257shares and those who have taken stock in lieu of payment of professional fees

     &= Consultants and advisers to whom we issued warrants to purchase an aggregate of 2,382,979 shares of our common stock, and their employees and assigns, and who have exercised such warrants

     += An officer and director, and affiliate, who invested in our private placements of convertible promissory notes and who have converted the principal of those notes to an aggregate of 249,000 shares.


Plan of Distribution, page 26

34. We note your response to comment 65 and reissue the comment. Please confirm your understanding that the Company may substitute new names for the names of selling stockholders by means of a Rule 424(b) prospectus only if the conditions outlined in the previous comment are met. We confirm our understanding and incorporated the conditions as outlined in the previous comment. Please advise if there are other conditions besides the following: The Company understands it may substitute new names for the names of selling stockholders by means of a Rule 424(b) prospectus only if:

|_|   The change is not material

|_|   The number of securities or dollar amount registered does not change: and

|_| The new owners' securities can be traced to those covered by this registration statement.

Recent Sales of Unregistered Securities, Page II-1

35. We note your response to comment 66 and reissue the comment. While we note your revised disclosure that there have been no recent sales of unregistered securities within the past 3 years. This disclosure seems inconsistent with your disclosure on page 10 of the document entitled "Convertible Notes", where you provide the various issuances of convertible notes during 2002,2003,2004. Please revise or advise us. We misunderstood the definition of unregistered securities and have revised this section to accurately reflect the sale of unregistered securities as follows:

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

In 2002, we issued convertible promissory notes in the amount of $61,000. The notes were converted into restricted common stock totaling 122,000 shares. In 2003, we issued convertible promissory notes in the amount of $341,900. The notes were converted into restricted common stock totaling 786,926 shares.
In 2004, we issued convertible promissory notes in the amount of $861,000. The notes were converted into restricted common stock totaling 852,333 shares.

Exhibit List

36. We note your response to comment 9. Please revise your exhibit list index to include your InvestLinc Securities and NVO Solutions agreements. Revised to reflect Exhibit 10.9 for InvestLinc and Exhibit 10.10 for NVO Solutions. Also added Exhibit 10.11- settlement agreement with John Taggart as referenced in the registration.

37. We note your response to comment 32 and to the disclosure you provide in the first sentence of this section. More specifically that you are incorporating by reference the documents listed below. To the extent the equity line credit or other agreement is not applicable, you should delete reference to them in this registration statement. Please revise your exhibit list accordingly. Revised to delete exhibits 4.1.1, 4.1.2, 4.1.3, 4.1.4, 4.2, 4.3, and 4.4.

38. We note your response to comment 38 and specifically the filing of certain curriculum vitae. Please revise your exhibits list to reflect the filing of these documents as part of your document. Revised to reflect the documents as
Exhibit 99.2.

39. We note your response to comment 50. Please revise your exhibit list to specifically reference this agreement as an exhibit to your registration statement. Revised to add the Lease Agreement as Exhibit 99.3.

Legal Opinion

40. We note your response to comment 68. Please revise your exhibit list to specifically reference this opinion in the exhibit list. Revised to reflect this opinion as Exhibit 5.1.

41. In addition, please revise your counsel's legal opinion to specifically include language on whether the shares you are registering in this Form SB-2 will be, when sold, fully paid and non-assessable. See item 601(b)(5) of Regulation S-B. Revised to add specific language from 601(b)(5) of Regulation S-B that the shares will be, when sold, fully paid and non-assessable.

We look forward to providing any additional information you may request.


                                                         Sincerely,


                                                         Steven M. Grubner
                                                         Chief Financial Officer

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